UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Wound Management Technologies, Inc.

(Name of Issuer)

Common Stock, $ .001 par value

(Title of Class of Securities)

98211X106

(CUSIP Number)

CGI Cellerate RX, LLC
1375 Enclave Parkway Houston, TX 77077
512-320-8600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 27, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98211X106

1	NAME OF REPORTING PERSONS. CGI Cellerate RX, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,959,339**
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,959,339**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,959,339**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%***
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	This Schedule 13D is filed by CGI Cellerate RX, LLC (“CGI”), Catalyst Rochal, LLC (“Catalyst”), Ron Nixon (“Mr. Nixon”), Brad Gurasich (“Mr. Gurasich and, together with CGI, Catalyst, and Mr. Nixon, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a group for purposes of this Schedule 13D.

**	Consists of a $1,500,000.00 Convertible Promissory Note (the “Note”) from Wound Management Technologies, Inc. (“Issuer”) to CGI convertible into 16,959,339 shares of common stock of the Issuer (the “Common Stock”) at $0.09 per share as of December 31, 2018. CGI is a wholly owned subsidiary of Catalyst. Mr. Nixon and Mr. Gurasich are the managers of Catalyst. By virtue of these relationships, CGI, Catalyst, Mr. Nixon and Mr. Gurasich may be deemed to share voting and dispositive control over the Common Stock issuable upon the conversion of the Note. Catalyst, Mr. Nixon and Mr. Gurasich disclaim beneficial ownership of any Common Stock held or beneficially owned by CGI, except to the extent of each of their pecuniary interests therein.

***	The percentage is calculated based upon 236,642,901 outstanding shares of Common Stock, as reported on the Issuer’s Form 10-Q, as filed with the Securities and Exchange Commission on November 14, 2018.

CUSIP No. 98211X106

1	NAME OF REPORTING PERSONS. Catalyst Rochal, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,959,339**
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,959,339**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,959,339**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%***
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	This Schedule 13D is filed by CGI Cellerate RX, LLC (“CGI”), Catalyst Rochal, LLC (“Catalyst”), Ron Nixon (“Mr. Nixon”), Brad Gurasich (“Mr. Gurasich and, together with CGI, Catalyst, and Mr. Nixon, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a group for purposes of this Schedule 13D.

**	Consists of a $1,500,000.00 Convertible Promissory Note (the “Note”) from Wound Management Technologies, Inc. (“Issuer”) to CGI convertible into 16,959,339 shares of common stock of the Issuer (the “Common Stock”) at $0.09 per share as of December 31, 2018. CGI is a wholly owned subsidiary of Catalyst. Mr. Nixon and Mr. Gurasich are the managers of Catalyst. By virtue of these relationships, CGI, Catalyst, Mr. Nixon and Mr. Gurasich may be deemed to share voting and dispositive control over the Common Stock issuable upon the conversion of the Note. Catalyst, Mr. Nixon and Mr. Gurasich disclaim beneficial ownership of any Common Stock held or beneficially owned by CGI, except to the extent of each of their pecuniary interests therein.

***	The percentage is calculated based upon 236,642,901 outstanding shares of Common Stock, as reported on the Issuer’s Form 10-Q, as filed with the Securities and Exchange Commission on November 14, 2018.

CUSIP No. 98211X106

1	NAME OF REPORTING PERSONS. Ron Nixon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,959,339**
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,959,339**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,959,339**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%***
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	This Schedule 13D is filed by CGI Cellerate RX, LLC (“CGI”), Catalyst Rochal, LLC (“Catalyst”), Ron Nixon (“Mr. Nixon”), Brad Gurasich (“Mr. Gurasich and, together with CGI, Catalyst, and Mr. Nixon, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a group for purposes of this Schedule 13D.

**	Consists of a $1,500,000.00 Convertible Promissory Note (the “Note”) from Wound Management Technologies, Inc. (“Issuer”) to CGI convertible into 16,959,339 shares of common stock of the Issuer (the “Common Stock”) at $0.09 per share as of December 31, 2018. CGI is a wholly owned subsidiary of Catalyst. Mr. Nixon and Mr. Gurasich are the managers of Catalyst. By virtue of these relationships, CGI, Catalyst, Mr. Nixon and Mr. Gurasich may be deemed to share voting and dispositive control over the Common Stock issuable upon the conversion of the Note. Catalyst, Mr. Nixon and Mr. Gurasich disclaim beneficial ownership of any Common Stock held or beneficially owned by CGI, except to the extent of each of their pecuniary interests therein.

***	The percentage is calculated based upon 236,642,901 shares of outstanding Common Stock, as reported on the Issuer’s Form 10-Q, as filed with the Securities and Exchange Commission on November 14, 2018.

CUSIP No. 98211X106

1	NAME OF REPORTING PERSONS. Brad Gurasich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,959,339**
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,959,339**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,959,339**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%***
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	This Schedule 13D is filed by CGI Cellerate RX, LLC (“CGI”), Catalyst Rochal, LLC (“Catalyst”), Ron Nixon (“Mr. Nixon”), Brad Gurasich (“Mr. Gurasich and, together with CGI, Catalyst, and Mr. Nixon, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a group for purposes of this Schedule 13D.

**	Consists of a $1,500,000.00 Convertible Promissory Note (the “Note”) from Wound Management Technologies, Inc. (“Issuer”) to CGI convertible into 16,959,339 shares of common stock of the Issuer (the “Common Stock”) at $0.09 per share as of December 31, 2018. CGI is a wholly owned subsidiary of Catalyst. Mr. Nixon and Mr. Gurasich are the managers of Catalyst. By virtue of these relationships, CGI, Catalyst, Mr. Nixon and Mr. Gurasich may be deemed to share voting and dispositive control over the Common Stock issuable upon the conversion of the Note. Catalyst, Mr. Nixon and Mr. Gurasich disclaim beneficial ownership of any Common Stock held or beneficially owned by CGI, except to the extent of each of their pecuniary interests therein.

***	The percentage is calculated based upon 236,642,901 shares of outstanding Common Stock, as reported on the Issuer’s Form 10-Q, as filed with the Securities and Exchange Commission on November 14, 2018.

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, $.001 par value (“Common Stock”), of Wound Management Technologies, Inc., a Texas corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 1200 Summit Ave, Suite 414, Fort Worth, Texas 76102.

Item 2. Identity and Background

This Schedule 13D is filed by CGI Cellerate RX, LLC, a Texas limited liability company (“CGI”), Catalyst Rochal, LLC, a Texas limited liability company (“Catalyst”), Ron Nixon (“Mr. Nixon”), Brad Gurasich (“Mr. Gurasich and, together with CGI, Catalyst, and Mr. Nixon, the “Reporting Persons”).

The principal business of CGI is to invest in businesses and other ventures. The address of the principal office of CGI is 1375 Enclave Parkway, Houston, TX 77077.

The principal business of Catalyst is to invest in businesses and other ventures. The address of the principal office of Catalyst is 1375 Enclave Parkway, Houston, TX 77077.

The business address of Mr. Nixon is 1375 Enclave Parkway, Houston, TX 77077. Mr. Nixon’s present principal occupation is Managing Partner of The Catalyst Group, Inc. Mr. Nixon is a citizen of the United States.

The business address of Mr. Gurasich is 7500 Rialto Blvd Building II, Suite 220 Austin, TX 78735. Mr. Gurasich’s present principal occupation is Vice President of The Catalyst Group, Inc. Mr. Gurasich is a citizen of the United States.

During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On August 27, 2018, a wholly owned subsidiary of the Issuer, transferred to Cellerate, LLC all of its existing inventories and certain trademarks and UPC numbers in exchange for its 50% ownership interest in Cellerate, LLC. As part of the transaction, the Issuer issued a 30-month convertible promissory note (the “Note”) to CGI in the principal amount of $1,500,000, bearing interest at a 5% annual interest rate, compounded quarterly. Interest is payable quarterly, but may be deferred at the Issuer’s election to the maturity of the Note. Outstanding principal and interest are convertible at CGI’s option into shares of Common Stock at a conversion price of $.09 per share. No funds were used by the Reporting Persons to acquire any Common Stock.

As of December 31, 2018, the balance owed under the note including accrued interest was approximately $1,526,341, which would convert to into 16,959,339 shares at $0.09 per share.

Item 4. Purpose of Transaction

Any Common Stock acquired by the Reporting Persons upon conversion of the Note will be held for investment purposes.

The Reporting Persons intend to review its investment in the Issuer on a continuing basis and may, from time to time, depending on various factors, including the Issuer’s financial position and strategic direction, the price of the Shares, laws and regulations applicable to the Issuer and its industry, and general economic and industry conditions, take such actions with respect to its investment in the Issuer as the Reporting Persons deem appropriate at the time, including changing its intentions with respect to matters required to be disclosed in this Schedule 13D. The Reporting Persons may (i) acquire or dispose of Common Stock or other securities of the Issuer, including derivative or other instruments that are based upon or relate to the value of the Common Stock or the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) nominate or recommend candidates to serve on the Issuer’s board of directors; (iii) enter into or amend agreements with respect to voting, holding or disposing of Securities; (iv) engage in discussions with management, the board of directors, other stockholders and other relevant parties about, or take other actions concerning, corporate transactions or the Issuer’s business, strategy, plans, prospects, structure, board composition, management, capitalization, dividend policy or corporate documents; or (v) propose or consider any one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)	The information set forth on rows 11 and 13 of the cover pages of this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based upon 236,642,901 outstanding shares of Common Stock, as reported on the Issuer’s Form 10-Q, as filed with the Securities and Exchange Commission on November 14, 2018.

(b)	The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.

(c)	None.

(d)	No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock subject to this Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Reference is made to Items 3, 4 and 5 herein and are hereby incorporated by reference.  Pursuant to the Operating Agreement of Cellerate, LLC dated August 28th, 2018 and filed as Exhibit 10.2 to the Issuer’s Form 10-Q November 14, 2018, the Reporting Persons and the Issuer make up 100% of the Board of Managers and Membership Interests of Cerllerate, LLC.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits
7.1	Joint Filing Agreement, dated February 1, 2019

10.5	Convertible Promissory Note to CGI Cellerate RX, LLC (incorporated by reference to Exhibit 10.5 of the Issuer’s Form 10-Q, filed with the SEC on November 14, 2018).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2019

CGI CELLERATE RX, LLC

By:	/s/ Ron Nixon
Ron Nixon

By:	/s/ Brad Gurasich
Brad Gurasich

CATALYST ROCHAL, LLC

By:	/s/ Ron Nixon
Ron Nixon

By:	/s/ Brad Gurasich
Brad Gurasich

/s/ Brad Gurasich
Brad Gurasich

/s/ Ron Nixon
Ron Nixon